Exhibit 4.1

DESCRIPTION OF SECURITIES OF ALTITUDE INTERNATIONAL HOLDINGS, INC.

The following is a summary of the material terms of the Altitude International Holdings, Inc.’s common and preferred stock, which is based upon, and is qualified in its entirety by reference to, applicable law and Altitude International’s Restated Articles of Incorporation, as amended (the “Altitude International Articles of Incorporation”). For a complete description of the terms of Altitude International’s common and preferred stock, refer to the Altitude International Holdings, Inc.’s Articles of Incorporation, as amended, which are included as exhibits to this Annual Report on Form 10-K.

Classes of Stock

Altitude International Holdings, Inc. has two classes of stock: common stock and preferred stock, with 605,000,000 shares of capital stock authorized consisting of (i) 600,000,000 shares of common stock, no par value, and (ii) 5,000,000 shares of preferred stock, no par value.

On February 10, 2021, the Company filed amended Articles of Incorporation with the State of New York to amend its authorized shares of common stock by an additional 530,000,000 whereas the total authorized is a total of 605,000,000 shares of capital stock consisting of (i) 600,000,000 shares of common stock, no par value, and (ii) 5,000,000 shares of preferred stock, no par value.

On July 21, 2021, fifty-one shares of preferred stock were designated as Series A with voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding shares of Common Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (x) the Numerator. They have no rights of conversion

There are 369,033,405 shares of our common stock were issued, issuable and outstanding as of March 14, 2022, and 51 shares of preferred stock issued and outstanding as of March 14, 2022.